August 20, 2018

The Board of Directors of PHI, Inc.
c/o of Al Gonsoulin, Chairman of the Board and CEO
2001 SE Evangeline Thruway
Lafayette, LA 70508

Dear Members of the Board:

We, Alesia Asset Management and Timothy Stabosz, collectively control 4.7% of the outstanding shares of PHIIK. We believe PHI is deeply undervalued and that there are opportunities for Management and the Board of Directors to unlock significant value for shareholders. However, time is running short because of the need to refinance the company's Senior Notes due March 2019. The company is facing the prospect of paying usurious interest rates in order to complete this refinancing. We believe that the company's annual interest burden at such usurious rates may well exceed half its current market capitalization, representing an unacceptably high burden on shareholders.

Fortunately, the Board has compelling alternatives in the form of strategic sales of the company's two business segments. We believe that pursuing sales of one or both of the Air Medical and the Oil & Gas segments would create enormous shareholder value and would relieve the company of the need to pay to lenders that which rightfully belongs to shareholders.

We believe that the Air Medical segment has a private market value of between $400 and $500 million. The recent sale of a competitor, Air Methods, was completed at 8.7 times EBITDA in 2017. Applying this multiple to PHI's 2017 Air Medical segment EBITDA values the Air Medical business at approximately $475 million.

We also believe that the Oil & Gas segment has a private market value of at least $500 million. We estimate that an acquirer could generate $70 million of EBITDA from this business in 2019, including almost $35 million in cost synergies and ignoring revenue synergies.

It is easy to justify such a valuation for the Oil & Gas segment of at least 7 times EBITDA by considering the returns to a potential acquirer. For example, a buyer might finance an acquisition of the Oil & Gas segment with $210 million of equity and $280 million of debt. $280 million of debt on $70 million of acquired EBITDA would be a leverage ratio of 4 times EBITDA. We think at such a leverage ratio these funds could be borrowed at an interest rate of 7.5%. And since we believe PHI's Oil & Gas business requires no more than $10 million of annual maintenance CAPEX, $39 million of free cash flow would be generated in the first year of purchase, earning the acquirer a very attractive 18.5% cash-on-cash yield. Furthermore, we estimate that PHI is making at least $15 million of above-market-rate helicopter lease payments annually. As these leases expire over the next few years, free cash flow will rise to $54 million, providing an even more attractive

25.7% yield on the original $210 million investment, assuming the acquirer only pays 7 times EBITDA.

Clearly, 7 times EBITDA is therefore likely a floor for the valuation of the Oil & Gas segment as multiple industry participants have recently expressed interest in making acquisitions and would likely accept cash-on-cash returns of less than 18.5%, let alone 25.7%.

A sale of one of the company's two segments would meaningfully reduce leverage and any debt still required after a sale would therefore be financeable on reasonable terms. If both segments were sold, shareholders might receive $450 million out of a $1 billion enterprise value purchase price, or $28.30 per share based on 15.9 million shares.

As we have made clear, the company has very valuable assets, which provide the company with options. We strongly urge Management and the Board to not acquiesce to usurious lenders, but instead to act on behalf of shareholders by pursuing strategic alternatives.

We also strongly urge a meaningful increase in investor communication efforts, including regular quarterly earnings calls. While we understand that "talking to the Street" is often thought of as a distraction, getting as many investors as possible to understand the tremendous value of PHI will only help the company obtain an appropriate valuation from equity investors, which will materially help the company with current and future refinancing efforts.

Sincerely,



Christopher Olin
Alesia Asset Management
22287 Mulholland Hwy, Suite 180
Calabasas, CA 91302



Timothy Stabosz
1501 Michigan Ave.
La Porte, IN 46350

Cc: Lance Bospflug, President and Chief Operating Officer
     Trudy McConnaughhay, Chief Financial Officer and Secretary